May 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Worksport Ltd.
Withdrawal of Request for Qualification of Offering Statement on Form 1-A
Filed on May 22, 2025
File No. 024-12468

Ladies and Gentlemen:

Worksport Ltd (the “Company”) hereby respectfully requests the immediate withdrawal of its qualification letter filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2025, in which the Company had requested qualification of its Offering Statement on Form 1-A (File No. 024-12604), as amended (the “Form 1-A”), initially filed on April 18, 2025 and amended on May 21, 2025.

The Company will file a qualification letter to request the Staff of the Commission (the “Staff”) to qualify the Form 1-A immediately after the Staff provides authorization.

If you have any questions regarding this request, please contact the Company’s legal counsel, Ross D. Carmel, Esq., at Sichenzia Ross Ference Carmel LLP, at (646) 838-1310.

Very truly yours,

/s/ Steven Rossi

Steven Rossi
Chief Executive Officer
Worksport Ltd

cc:	Ross D. Carmel, Esq., Sichenzia Ross Ference Carmel LLP